December 28, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

Vincera, Inc.

Registration Statement on Form 10-SB

File No. 0-51522

Response to Staff Comment Letter dated December 14, 2005

Dear Mr. Reynolds:

We have received the comment letter regarding our registration statement and our Form 10-QSB as of September 30, 2005.  Set forth below are our responses, which are numbered to correspond to the comments.  We have filed a pre-effective Amendment No. 3 to our registration statement (the "Amendment") to incorporate the comments and our responses.  We will also file an Amendment No. 2 to our Form 10-QSB within one day of filing our Amendment No. 3 to our Form 10-SB to incorporate the comments and our responses.

Risk Factors

1.

We have revised our disclosures to address the Staff’s comments at pages 14 and 31 to be consistent with the Notes to Financial Statements.

Statement of Operations, page F-3

2.

We have revised our disclosures to address the Staff’s comments at pages 31-32, the “Results of Operations” section, and at pages F-3 and F-6, in the financial statements section.

Statement of Cash Flows

3.

We have revised our disclosure to address the Staff’s comments at page F-4.

Note 14 – Subsequent Events, page F-19

4.

We have revised our disclosures to address the Staff’s comments at page F-21.  Based on our current solution going-forward we believe the impact is immaterial on future operations.

Mr. John Reynolds

Securities and Exchange Commission

December 28, 2005

2

Form 10-QSB as of September 30, 2005, page 1

5.

We have revised our disclosures in our Form 10-QSB to address the Staff’s comments to be consistent with our Form 10-SB, including revisions made in this filing of our Amendment No. 3 to Form 10-SB.  We will file an Amendment No. 2 to our Form 10-QSB with these revisions within one day of filing the Amendment No. 3 to our Form 10-SB.

Note 6 – Notes Payable, page 13

Subordinated Notes Payable

6.

We have revised our disclosures to address the Staff’s comments to be consistent with our Form 10-SB, which states that we converted $389,121 of the subordinated notes payable into 1,080,893 shares of our common stock.  We will file an Amendment No. 2 to our Form 10-QSB with these revisions within one day of filing the Amendment No. 3 to our Form 10-SB.

We will provide you with marked copies of our Amendment No. 3 to our Form 10-SB and our Amendment No. 2 to our Form 10-QSB under separate cover.

We would welcome the opportunity to discuss any remaining issues with you.  Please contact me at (512) 689-9984 or our counsel, David Wood, at (214) 505-9664, if you have questions or comments regarding the foregoing or the enclosed Amendment No. 3.

Very truly yours,

/s/ David R. Malmstedt

David R. Malmstedt

President and Chief Executive Officer

cc:

Mr. Jay Ingram, Securities and Exchange Commission

Ms. Babette Cooper, Securities and Exchange Commission

Mr. Carmelo M. Gordian, Esq.

Mr. David Wood, Esq.